CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2011

(Unaudited)

(Expressed in thousands of Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Statement of Income
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except per share data - unaudited)

	Note	2011	2010
		$ '000	$ '000

Revenue		26,343	6,822

Cost of operations
Production cost		(14,146)	(5,090)
Depletion charge		(1,134)	(140)
Depreciation charge		(1,214)	(203)

Expenses
Exploration expenses		(2,901)	(2,284)
Pre-development expenses		(3,739)	(2,872)
Corporate and administrative cost		(2,282)	(1,670)
Environmental impact study		(437)	(496)
Foreign exchange gain - net		2,463	1,518
Salaries and compensation
Salaries and wages		(2,339)	(1,296)
Share based payments expense	8(b)	(1,441)	(890)
Loss from operating activities		(827)	(6,601)
Net interest (expense) income		(4,682)	630
Loss on settlement of senior secured notes	6(c)	(8,817)	–
Net unrealized loss on financial instruments recognized	7	(7,279)	–
Net unrealized marked-to-market adjustments on financial instruments	7	1,264	–
Loss before income tax		(20,341)	(5,971)
Income tax		–	(116)
Loss for the period		(20,341)	(6,087)

Basic and diluted loss per share		(0.05)	(0.02)

Weighted average number of common shares outstanding (thousands)		431,624	336,893

The accompanying notes are an integral part of these consolidated interim financial statements

GREAT BASIN GOLD LTD.
Consolidated Statement of Comprehensive Loss
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

	2011	2010
	$ '000	$ '000

Loss for the period	(20,341)	(6,087)

Other comprehensive loss
Changes in fair value of available-for-sale financial instruments	–	(104)
Cumulative translation adjustment	(26,649)	(9,870)
Other comprehensive loss for the period	(26,649)	(9,974)

Comprehensive loss for the period	(46,990)	(16,061)

GREAT BASIN GOLD LTD.
Consolidated Statement of Financial Position
(Expressed in thousands of Canadian dollars - unaudited)

		March 31	December 31	January 1
	Note	2011	2010	2010
		$ '000	$ '000	$ '000
Assets
Current assets
Cash and cash equivalents		68,017	12,855	89,464
Trade and other receivables		7,292	9,340	5,053
Inventories	4	29,257	18,440	26,312
Other current assets		1,067	1,283	6,033
		105,633	41,918	126,862
Non-current assets
Loan due from related party		12,940	13,372	–
Property, plant and equipment	5	700,937	695,374	359,281
Restricted cash		–	–	2,439
Other assets		4,948	4,719	4,590
Total assets		824,458	755,383	493,172

Liabilities
Current liabilities
Trade payables and accrued liabilities		55,147	61,731	29,206
Current portion of long-term debt	6	33,712	53,516	43,768
Current portion of other liabilities	7	406	278	–
		89,265	115,525	72,974
Non-current liabilities
Long-term debt	6	203,185	156,062	86,948
Other liabilities	7	17,824	12,419	–
Site reclamation obligations		5,470	5,660	3,990
Total liabilities		315,744	289,666	163,912

Equity
Share capital		799,444	709,449	567,596
Warrants		5,042	6,108	13,104
Contributed surplus		78,734	77,676	74,403
Accumulated other comprehensive (loss) income		(254)	26,395	927
Deficit		(374,252)	(353,911)	(326,770)
		508,714	465,717	329,260

Total liabilities and equity		824,458	755,383	493,172

Segment disclosure	10
Subsequent events	11

The accompanying notes are an integral part of these consolidated interim financial statements

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian dollars - unaudited)

						Accumulated
						other
	Share capital		Warrants		Contributed	comprehensive
	Common shares	Amount	Warrants	Amount	surplus	loss	Deficit	Total
	(thousands)	$'000	(thousands)	$'000	$'000	$'000	$'000	$'000

Balance - January 1, 2011	414,015	709,449	24,918	6,108	77,676	26,395	(353,911)	465,717

Net loss for the period	-	-	-	-	-	-	(20,341)	(20,341)
Other comprehensive loss	-	-	-	-	-	(26,649)	-	(26,649)
Comprehensive loss for the period	-	-	-	-	-	(26,649)	(20,341)	(46,990)
Employee stock options
Value of services recognized (note 8(b))	-	-	-	-	1,870	-	-	1,870
Proceeds on issuing shares	949	2,221	-	-	(812)	-	-	1,409
Warrants
Proceeds on issuing shares	4,350	6,504	(4,350)	(1,066)	-	-	-	5,438
Proceeds on issuance of shares for public offering net of issue cost (note 8(c))	33,827	81,270	-	-	-	-	-	81,270

Balance - March 31, 2011	453,141	799,444	20,568	5,042	78,734	(254)	(374,252)	508,714

Balance - January 1, 2010	334,158	567,596	86,179	13,104	74,403	927	(326,770)	329,260

Net loss for the period	-	-	-	-	-	-	(6,087)	(6,087)
Other comprehensive loss	-	-	-	-	-	(9,974)	-	(9,974)
Comprehensive loss for the period	-	-	-	-	-	(9,974)	(6,087)	(16,061)
Employee stock options
Value of services recognized (note 8(b))	-	-	-	-	1,229	-	-	1,229
Proceeds on issuing shares	890	1,650	-	-	(436)	-	-	1,214
Shares issued for mineral properties	3,074	5,518	-	-	-	-	-	5,518

Balance - March 31, 2010	338,122	574,764	86,179	13,104	75,196	(9,047)	(332,857)	321,160

The accompanying notes are an integral part of these consolidated interim financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

	2011	2010
	$ '000	$ '000
Operating activities
Loss for the period	(20,341)	(6,087)
Items not involving cash
Production non-cash charges	170	53
Pre-development non-cash charges	388	194
Exploration non-cash charges	59	74
Depreciation	1,394	255
Unrealized (gain) loss on financial instruments	(30)	12
Unrealized loss on financial instruments recognized	7,279	–
Unrealized marked-to-market adjustments on financial instruments	(1,264)	–
Share based payments expense	1,441	890
Unrealized foreign exchange gain	(2,812)	(1,739)
Depletion	1,134	140
Interest expense	5,071	49
Interest income	(389)	(679)
Loss on settlement of senior secured notes	8,817	–
Changes in non-cash operating working capital
Trade and other receivables	1,784	(4,576)
Prepaid expenses	183	(446)
Inventories	(8,540)	(8,093)
Trade payables and accrued liabilities	(3,826)	778
Net cash utilized by operating activities	(9,482)	(19,175)

Investing activities
Purchase of property, plant and equipment	(36,534)	(29,957)
Interest income	170	607
Reclamation deposits	(361)	128
Net cash utilized by investing activities	(36,725)	(29,222)

Financing activities
Common shares and warrants issued for cash, net of issue costs	88,117	1,139
Proceeds on issuance of debt	68,810	–
Repayment of debt	(53,686)	(286)
Interest expense	(1,128)	(49)
Net cash generated from financing activities	102,113	804

Increase (decrease) in cash and cash equivalents	55,906	(47,593)
Cash and cash equivalents, beginning of period	12,855	89,464
Foreign exchange movement on cash and cash equivalents	(744)	(423)

Cash and cash equivalents, end of period	68,017	41,448

Refer note 9 of the notes to the consolidated interim financial statements for supplementary information to the cash flow statement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

1.	General information

Great Basin Gold Ltd. (“Great Basin” or the “Company”) is incorporated under the laws of the Province of British Columbia and its registered address is 1108-1030 West Georgia Street, Vancouver BC, Canada. The Company is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increase during 2011 and 2012. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

Operating results for the three month period ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2011. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim period presented.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS34 and IFRS 1. Subject to certain transition elections disclosed in note 12, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 12 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010, which are available through the internet on SEDAR at www.sedar.com.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of May 5, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

3.	Significant accounting policies, judgments and estimation uncertainty

Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except for those changes recognized on change-over to IFRS, as described in note 12.

Critical accounting estimates and judgments

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, valuation of inventories, allocation of purchase price consideration to the fair value of identifiable assets and liabilities acquired, the determination of amortization, depletion and accretion, determination of reclamation obligations, the determination of the fair values of financial instruments, assumptions used in determining the fair value of non-cash share based payments, warrants and derivatives, determination of valuation allowances for deferred income tax liabilities, estimated market related interest rate used to calculate the equity component of compound financial instruments and allocation of indirect mining and overhead expenses to production and development costs.

4.	Inventories

	March 31	December 31
	2011	2010
	$‘000	$‘000
Stores and materials	4,771	3,534
Unprocessed ore	6,537	3,220
Precious metals in process	17,949	11,686
	29,257	18,440

Cost of operations recognized in the statement of income consists of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. During the three months ended March 31, 2011, stores and materials, unprocessed ore and precious metal in process of $16.5 million (2010: $5.4 million) have been included under cost of operations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

5.	Property, plant and equipment

		Mineral
	Mineral	properties	Mine
	properties	not	infrastructure
	subject to	subject to	and	Leased	Other
	depletion	depletion	equipment	assets	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2010:
Cost	147,909	29,183	196,296	2,545	4,102	380,035
Accumulated depreciation	(9,285)	-	(8,971)	(392)	(2,106)	(20,754)
Net book value	138,624	29,183	187,325	2,153	1,996	359,281

Year ended December 31, 2010
Opening net book value	138,624	29,183	187,325	2,153	1,996	359,281
Additions	-	19,399	293,739	7,317	2,095	322,550
Disposals	-	-	-	-
Depletion and depreciation	(6,158)	-	(9,278)	(819)	(553)	(16,808)
Foreign exchange differences	2,116	(172)	27,868	388	151	30,351
Closing net book value	134,582	48,410	499,654	9,039	3,689	695,374

At December 31, 2010:
Cost	149,313	48,410	518,210	10,250	6,351	732,534
Accumulated depreciation	(14,731)	-	(18,556)	(1,211)	(2,662)	(37,160)
Net book value	134,582	48,410	499,654	9,039	3,689	695,374

Period ended March 31, 2011
Opening net book value	134,582	48,410	499,654	9,039	3,689	695,374
Additions	-	-	39,330	809	582	40,721
Transferred	-	-	1,153	(1,153)	-	-
Depletion and depreciation	(1,263)	-	(4,322)	(285)	(426)	(6,296)
Foreign exchange differences	(5,368)	(77)	(23,193)	(80)	(144)	(28,862)
Closing net book value	127,951	48,333	512,622	8,330	3,701	700,937

At March 31, 2011:
Cost	143,557	48,333	534,723	9,821	6,611	743,045
Accumulated depreciation	(15,606)	-	(22,101)	(1,491)	(2,910)	(42,108)
Net book value	127,951	48,333	512,622	8,330	3,701	700,937

As at March 31, 2011, $5.7 million of plant and equipment included under mine infrastructure and equipment is not being amortized (December 31, 2010, $435.3 million).

Leased assets are pledged as security for the related finance leases (refer note 6). Mineral properties subject to depletion consist of the Hollister and Burnstone properties that have been pledged as security for the term loans (refer note 6(a) and (b)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

6.	Long-term debt

Non-current portion of long-term debt

	March 31	December 31
	2011	2010
	$‘000	$‘000
Convertible debentures	93,567	91,677
Finance lease liabilities	-	436
Term loan I (note 6(a))	56,696	63,949
Term loan II (note 6(b))	52,922	-
	203,185	156,062

Current portion of long-term debt

	March 31	December 31
	2011	2010
	$‘000	$‘000
Convertible debentures	2,219	-
Finance lease liabilities	6,331	6,955
Senior secured notes (note 6(c))	-	40,101
Term loan I (note 6(a))	12,116	6,460
Term loan II (note 6(b))	13,046	-
	33,712	53,516

The continuity of long-term debt is as follows:

	March 31	December 31
	2011	2010
	$‘000	$‘000
Opening balance at January 1	209,578	130,716
New debt (note 6(b))	68,810	75,942
New leases	809	7,261
Transaction cost (note 6(b))	(2,076)	(3,707)
Repayment of debt	(53,196)	(25,092)
Settlement loss on senior secured notes (note 6(c))	8,817	-
Amortized transaction cost	207	505
Interest expense	7,436	30,406
Foreign exchange	(3,488)	(6,453)
	236,897	209,578

(a) Term loan I

Term loan I has a maximum term of 4 years from date of first draw down and will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after initial draw down. The interest rate for Term loan I is linked to the USD London interbank offered rate (“USD LIBOR”) at a premium of 4% above USD LIBOR and is fixed on a quarterly basis. The floating rate on March 31, 2011 is 4.3105% (USD LIBOR of 0.3105% plus 4% premium).

The Company has the option to retire the loan 12 months after draw down at no additional cost.

The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the loan.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

6.	Long-term debt (continued)

(a) Term loan I (continued)

Term loan I contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at March 31, 2011, the Company assessed and complied with all covenants.

Refer to note 7(a) for details of the hedge entered into under the Term loan I agreement.

(b) Term loan II

The Company closed a $69 million (US$70 million) term loan with Credit Suisse AG in March 2011 (“Term loan II”)

Term loan II has a maximum term of 4 years from date of first draw down and will be repaid in 13 quarterly consecutive installments, commencing September, 2011. The interest rate for Term loan II is linked to the USD LIBOR at a premium of 3.75% above USD LIBOR and is fixed on a quarterly basis. The floating rate on March 31, 2011 is 4.0050% (USD LIBOR of 0.255% plus 3.75% premium).

The Company has the option to retire the loan 12 months after draw down at no additional cost.

The Hollister project and a surety signed by the Company serve as security for the loan.

Term loan II contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at March 31, 2011, the Company assessed and complied with all covenants.

Refer to note 7(b) for details of the hedge entered into under the Term loan II agreement.

(c) Senior secured notes

On March 15, 2011, the Company applied $50.3 million (US$51.4 million) from the Term loan II proceeds towards full and final settlement of the senior secured notes issued in December 2008.

The liability was settled at a loss of $8.8 million (US$8.9 million).

7.	Other liabilities

Non-current portion of other liabilities

	March 31	December 31
	2011	2010
	$‘000	$‘000
Financial guarantee	2,470	2,597
Zero cost collar program I (note 7(a))	7,054	9,822
Zero cost collar program II (note 7(b))	8,300	-
	17,824	12,419

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

7.	Other liabilities (continued)

Current portion of other liabilities

	March 31	December 31
	2011	2010
	$‘000	$‘000
Zero cost collar program I (note 7(a))	397	278
Zero cost collar program II (note 7(b))	9	-
	406	278

The continuity of other liabilities is as follows:

	March 31	December 31
	2011	2010
	$‘000	$‘000
Opening balance at January 1	12,697	-
Fair value of guarantee	-	2,597
ZCC fair value upon inception (note 7(b))	7,279	3,606
Marked-to-market adjustments – ZCC I	(2,436)	6,860
Marked-to-market adjustments – ZCC II	1,172	-
Foreign exchange	(482)	(366)
	18,230	12,697

(a) Zero cost collar program I

In connection with Term loan I (refer note 6(a)), the Company executed a zero cost collar (“ZCC”) hedging program for a total 105,000 gold ounces over a period of three years that commenced in January 2011.

Gold delivery positions as at March 31, 2011:

	March 31	December 31
	2011	2010
Expired unexercised at no cost	3,750 ounces	Nil ounces
Remaining positions	101,250 ounces	105,000 ounces

The program includes put options priced at US$850 and call options priced at US$1,705 per gold oz.

Marked-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	March 31	December 31
	2011	2010
Gold price (per ounce)	US$1,430	US$1,419
Risk free interest rate	0.24% - 1.50%	0.25% - 1.34%
Expected life	1 - 33 months	1 - 36 months
Gold price volatility	14.01% - 25.07%	17.3% - 27%

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

7.	Other liabilities (continued)

(a) Zero cost collar program I (continued)

The fair values of the derivative instruments as of March 31, 2011 were as follows:

		Asset	Liability	Net
		Derivatives	derivatives	derivatives
		Estimated	Estimated	Estimated
Derivatives not designated as	Balance sheet	fair value	fair value	fair value
hedging instruments	classification	$‘000	$‘000	$‘000
Commodity contracts – ZCC 1	Current other liabilities	2	(399)	(397)
Commodity contracts – ZCC 1	Other liabilities	568	(7,622)	(7,054)

(b) Zero cost collar program II

In connection with Term loan II (refer note 6(b)), the Company executed a ZCC hedging program for a total 117,500 gold ounces over a period of four years, commencing in January 2012.

The Company will be required to deliver 875 gold ounces per month over a twelve month period followed by 3,000 gold ounces per month over a twenty four month period. The remaining 35,000 gold ounces will be delivered in 12 equal monthly deliveries of 2,916 gold ounces, starting January 30, 2015. The program includes put options priced at US$1,050 and call options priced at US$1,930 per gold oz.

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	March 31	March 10
	2011	2011
Gold price (per ounce)	US$1,430	US$1,410
Risk free interest rate	0.44% - 2%	0.4% - 1.91%
Expected life	9 - 57 months	10 - 57 months
Gold price volatility	19.12% - 26.34%	19.65% - 26.26%

The fair values of the derivative instruments as of March 31, 2011 were as follows:

		Asset	Liability	Net
		Derivatives	derivatives	derivatives
		Estimated	Estimated	Estimated
Derivatives not designated as	Balance sheet	fair value	fair value	fair value
hedging instruments	classification	$‘000	$‘000	$‘000

Commodity contracts – ZCC 2	Current other liabilities	13	(22)	(9)
Commodity contracts – ZCC 2	Other liabilities	6,743	(15,043)	(8,300)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

8.	Share capital (continued)

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Opening total at January 1	$1.75	16,441	2.26
Granted	$2.46	7,245
Exercised	$1.49	(949)
Expired	$3.16	(300)
Forfeited	$1.90	(511)
	$1.97	21,926	2.51

As at March 31, 2011, 11 million of the outstanding options were exercisable at an average exercise price of $1.97 per option and expiry dates ranging between April 30, 2010 and March 11, 2016.

Out of plan options to acquire 677,766 shares at an exercise price of $0.60 and expiry date of June 1, 2012, remain outstanding in connection with the acquisition of Rusaf.

Costs previously recognized on options were, upon forfeiture, reversed through the current year’s profit or loss.

The exercise prices of all share purchase options granted during the three months ended March 31, 2011 and 2010 were at or above the market price at the grant date.

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three months ended March 31, 2011 and 2010, which have been included in the statement of income, is as follows:

	Three months ended March 31
	2011	2010
	$‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	1,870	1,229
Compensation cost allocated to development expenses	-	(45)
Compensation cost allocated to production cost	(333)	(106)
Compensation cost capitalized on Burnstone mine development	(96)	(149)
Compensation cost allocated to bonus provision	-	(39)
Share based payments expense	1,441	890

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

8.	Share capital (continued)

(b) Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended March 31
	2011	2010
Risk free interest rate	2.65%	2.8%
Expected life	3.4 years	3.5 years
Expected volatility	82%	80%
Expected dividends	Nil	Nil

(c) Share issuance, February 2011 - Public Offering

The Company completed a public offering on February 23, 2011 whereby it issued 33,827,250 shares at a price of $2.55 per share thereby raising gross proceeds of $86.3 million.

The Company paid the underwriters a fee of $4.3 million and incurred other share issue costs of approximately $0.7 million for net proceeds of $81.3 million which has been recorded as share capital.

9.	Additional cash flow information

Supplementary information

	March 31	March 31
	2011	2010
	$’000	$’000

Income taxes paid	-	(116)

Non-cash investing activities:
Shares issued for property, plant and equipment	-	5,594
Accrued interest capitalized to property, plant and machinery (note 5)	2,515	9,507
Share based compensation capitalized (refer note 8(b))	96	149

Non-cash financing activities:
Fair value of stock options transferred to share capital on options exercised from contributed surplus	812	436
Fair value of warrants transferred to share capital on warrants exercised	1,066	-

10.	Segment disclosure

The Company operates in reportable operating segments to deliver on its strategy to explore, development and operate mineral properties. Management has determined the operating segments based on the reports reviewed by the Company's Chief Operating Decision Maker ("CODM") that are used to make strategic decisions. The Company's CODM is its Chief Executive Officer.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

10.	Segment disclosure (continued)

Geographic information is as follows:

Assets

	March 31	December 31
	2011	2010
	$‘000	$‘000
Corporate entities
Assets other than mineral property interests	60,337	14,159
Tanzanian exploration
Assets other than mineral property interests	595	618
Mineral property interests	45,127	45,127
Nevada operations
Assets other than mineral property interests	26,100	21,640
Mine development and equipment	38,762	40,508
Mineral property interests	51,243	53,742
South African operations
Assets other than mineral property interests	38,378	25,764
Mine development and equipment	484,003	469,702
Mineral property interests	79,913	84,123
	824,458	755,383

Revenue

	March 31	March 31
	2011	2010
	$‘000	$ ‘000
Nevada operations
Sale of refined precious metals	22,509	6,822
South African operations
Sale of refined precious metals	3,834	-
	26,343	6,822

During the three months ended March 31, 2011 the Company generated net revenue from both its Nevada ($22.5 million) (US$22.8 million) and South African ($3.8 million) (ZAR27.2 million) operations.

Refined precious metals are sold to Red Kite Explorer Trust under the terms of an off-take agreement.

11.	Subsequent events

In April 2011, the Company advanced, in accordance with the amended 2010 guarantee agreement, a further $1.6 million (ZAR11 million) to Tranter Burnstone (Pty) Ltd (“Tranter”) (related party) to enable Tranter to meet its interest payment obligation to Investec Limited.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS

The effect of the Company’s transition to IFRS, described in note 2, is summarized below.

(a) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

		December 31, 2010			March 31, 2010			January 1, 2010
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	Note	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets
Current assets
Cash and cash equivalents		12,855	-	12,855	41,448	-	41,448	89,464	-	89,464
Amounts receivable		9,340	-	9,340	9,405	-	9,405	5,053	-	5,053
Inventory		18,440	-	18,440	35,394	-	35,394	26,312	-	26,312
Available-for-sale financial instruments		-	-	-	4,857	-	4,857	4,961	-	4,961
Held-for-trading financial instruments		-	-	-	196	-	196	207	-	207
Other assets		1,283	-	1,283	1,313	-	1,313	865	-	865
		41,918	-	41,918	92,613	-	92,613	126,862	-	126,862

Loans due from related parties		13,372	-	13,372	-	-	-	-		-
Property, plant and equipment		512,384	-	512,384	234,102	-	234,102	191,474	-	191,474
Reclamation deposits		4,719	-	4,719	4,333	-	4,333	4,590	-	4,590
Restricted cash		-	-	-	2,453	-	2,453	2,439	-	2,439
Mineral property interests	(i)	245,649	(62,659)	182,990	223,864	(55,896)	167,968	222,919	(55,112)	167,807
Total Assets		818,042	(62,659)	755,383	557,365	(55,896)	501,469	548,284	(55,112)	493,172

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		61,731	-	61,731	37,260	-	37,260	29,206	-	29,206
Current portion of long term borrowings		53,516	-	53,516	23,035	-	23,035	43,768	-	43,768
Current portion of other liabilities		278	-	278	-	-	-	-	-	-
		115,525	-	115,525	60,295	-	60,295	72,974	-	72,974

Long term borrowings		156,062	-	156,062	116,104	-	116,104	86,948	-	86,948
Future income taxes	(i);(ii)	18,939	(18,939)	-	13,057	(13,057)	-	10,659	(10,659)	-
Other liabilities		12,419	-	12,419	-	-	-	-	-	-
Site reclamation obligations		5,660	-	5,660	3,910	-	3,910	3,990	-	3,990
		193,080	(18,939)	174,141	133,071	(13,057)	120,014	101,597	(10,659)	90,938
Shareholders' equity
Share capital		709,449	-	709,449	574,764	-	574,764	567,596	-	567,596
Warrants		6,108	-	6,108	13,104	-	13,104	13,104	-	13,104
Contributed surplus	(ii)	86,540	(8,864)	77,676	84,060	(8,864)	75,196	83,267	(8,864)	74,403
Deficit	(iv)	(294,625)	(59,286)	(353,911)	(272,225)	(60,632)	(332,857)	(265,713)	(61,057)	(326,770)
Accumulated other comprehensive income (loss	(iii)	1,965	24,430	26,395	(35,704)	26,657	(9,047)	(24,541)	25,468	927
		509,437	(43,720)	465,717	363,999	(42,839)	321,160	373,713	(44,453)	329,260

Total Liabilities and Shareholders' Equity		818,042	(62,659)	755,383	557,365	(55,896)	501,469	548,284	(55,112)	493,172

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

		Year ended December 31,			Three months ended March 31, 2010
		$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
	Note	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS

Revenue		99,706		99,706	6,822		6,822
(Expenses) income
Production cost		(70,326)		(70,326)	(5,297)		(5,297)
Depletion charge	(i)	(8,444)	1,771	(6,673)	(565)	425	(140)
Exploration expenses		(10,450)		(10,450)	(2,284)		(2,284)
Pre-development expenses		(13,397)		(13,397)	(2,872)		(2,872)
Corporate and administrative cost		(7,630)		(7,630)	(1,654)		(1,654)
Environmental impact study		(2,580)		(2,580)	(496)		(496)
Foreign exchange gain - net		4,641		4,641	1,518		1,518
Salaries and compensation				–			–
Salaries and wages		(7,528)		(7,528)	(1,296)		(1,296)
Stock-based compensation		(4,887)		(4,887)	(890)		(890)
Loss before the undernoted and income taxes		(20,895)	1,771	(19,124)	(7,014)	425	(6,589)
Interest expense		(64)		(64)	(49)		(49)
Interest income		1,827		1,827	679		679
Net realized gain on available-for-sale financial instruments		489		489	–		–
Net realized loss on held-for-trading financial instruments		(67)		(67)	–		–
Net unrealized gain (loss) on held-for-trading financial instruments		86		86	(12)		(12)
Net unrealized loss on held-for-trading financial instruments recognized		(3,606)		(3,606)	–		–
Net unrealized market-to-market adjustments on held-for-trading financial instruments		(6,860)		(6,860)	–		–
Loss before income taxes		(29,090)	1,771	(27,319)	(6,396)	425	(5,971)
Taxes recovered (paid)		9		9	(116)		(116)
Future income tax recovery		169		169	–		–
Loss for the year		(28,912)	1,771	(27,141)	(6,512)	425	(6,087)

Other comprehensive income (loss)
Unrealized gain on available-for-sale financial instruments		603		603	(104)		(104)
Realized gain on available-for-sale financial instruments upon transfer		(1,530)		(1,530)	-		–
Unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations	(i)	27,433	(1,038)	26,395	(11,059)	1,189	(9,870)
Other comprehensive income (loss)		26,506	(1,038)	25,468	(11,163)	1,189	(9,974)

Total comprehensive loss for the year		(2,406)	733	(1,673)	(17,675)	1,614	(16,061)

Basic and diluted loss per share		(0.08)		(0.08)	(0.02)		(0.02)

Weighted average number of common shares outstanding (thousands)		358,711		358,711	336,893		336,893

(i) Mineral property interests

Under Canadian GAAP the fair value allocation on acquisition of mineral properties, treated as asset acquisitions, included a gross-up of deferred tax on the allocated fair value with the debit entry capitalized to the mineral property and the credit entry accounted for as a future income tax (deferred tax) liability. An IFRS adjusting entry in the amount of $65 million was processed on the January 1, 2010 balance sheet to eliminate the future income tax entry accounted for on acquisition of mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

(i) Mineral property interests (continued)

The adjustment to the values of mineral properties also affected other comprehensive income as well as depletion charges recorded in 2009 and 2010 on the Hollister mineral property. The impact on other comprehensive income relates to the foreign exchange translation of these mineral properties. Adjusting entries were processed to mineral properties, accumulated other comprehensive income (refer (iii) below) and deficit (refer (iv) below).

(ii) Future income taxes (deferred taxes)

In addition to the adjustment to future income taxes as noted in (i) above an additional adjustment was processed to eliminate the future income tax liability recognized under Canadian GAAP on the temporary difference between the accounting and tax base of mineral properties. Under IFRS, deferred taxes should not be recognized for the acquisition of assets that do not constitute a business combination and had no income statement impact on initial recognition.

A third adjustment to future income taxes was processed to account for a deferred tax liability on the temporary difference between the convertible debt instrument’s tax and accounting bases. Under IFRS the debit entry is recognized with the equity component of this compounded financial instrument in contributed surplus.

(iii) Accumulated other comprehensive income

In accordance with IFRS transitional provisions, the Company has elected to reset the foreign cumulative translation reserve (”FCTR”), which includes gains and losses arising from the translation of foreign operations, at the date of transition to IFRS.

The following is a summary of transition adjustments to the Company’s accumulated other comprehensive loss from Canadian GAAP to IFRS:

	December 31	March 31	January 1
	2010	2010	2010
	$‘000	$‘000	$ ‘000
Accumulated other comprehensive income (loss) as reported under Canadian GAAP	1,965	(35,704)	(24,541)
IFRS adjustments (increase) decrease:
Deferred income tax on mineral properties (note (i))	6,441	8,668	7,479
Cumulative translation reserve (note (iii))	17,989	17,989	17,989
Accumulated other comprehensive income (loss) as reported under IFRS	26,395	(9,047)	927

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

(iv) Deficit

The following is a summary of transition adjustments to the Company’s deficit from Canadian GAAP to IFRS:

	December 31	March 31	January 1
	2010	2010	2010
	$‘000	$‘000	$‘000
Deficit as reported under Canadian GAAP	(294,625)	(272,225)	(265,713)
IFRS adjustments (increase) decrease:
Mineral properties (note (i);(ii))	(54,530)	(54,530)	(54,530)
2008 depletion (note (i))	1,657	1,657	1,657
2009 depletion (note (i))	941	941	941
Depletion (note (i))	1,771	425	-
Convertible debt (note (ii))	8,864	8,864	8,864
Cumulative translation reserve (note (iii))	(17,989)	(17,989)	(17,989)
Deficit as reported under IFRS	(353,911)	(332,857)	(326,770)

(b)	Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact of cash flows generated by the Company except that, under IFRS, cash flows relating to interest are classified in a consistent manner under operating, investing or financing activities each period. Under Canadian GAAP, cash flows relating to interest were classified under operating activities.

(c)	Other transition elections and accounting policy choices

	(i)	Property, Plant and Equipment

The Company has elected to continue valuing Property, Plant and Equipment on the cost model. Significant assets within the Company were all constructed or acquired within the last 3 years, with the result that the book value of the assets remains a fair reflection of market prices.

Assets under construction over the last 3 years included the refurbishment and optimization of the Esmeralda plant and construction of the Burnstone mine. Construction costs were grouped into significant components with the depreciation models set up to deprecate these components separately over their estimated useful life. No other significant assets exist within the Group.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS (continued)

(c)	Other transition elections and accounting policy choices (continued)

(ii)	Exploration expenses

The Company has elected to continue with its policy to expense exploration expenses as permitted under IFRS 6 – Exploration for and Evaluation of Mineral Resources.

(iii)	Functional currency

The functional currency of each subsidiary within the Group has been assessed in terms of IAS 21- The effects of changes in foreign exchange rates. No material differences were noted from this assessment compared to the assessment previously prepared under Canadian GAAP.

(iv)	Borrowing costs

Under Canadian GAAP, specific borrowing costs were allocated to the construction of any qualifying asset and were capitalized during the period of time that is required to complete and prepare the asset for its intended use. General borrowing costs eligible for capitalization were determined by applying a capitalization rate to the expenditure on qualifying assets. The conversion to IAS 23 – Borrowing costs, had no material impact on the Company’s capitalized borrowing costs.

(v)	Site reclamation obligations

Under IFRS, reclamation obligations are required to be re-measured in line with changes in discount rates, and timing or amount of costs to be incurred. The conversion to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, had no material impact on the Company’s reclamation obligations.

(d)	Accounting policies

The transition to IFRS did not have a material impact on the Company’s accounting policies, except for the following policies which were impacted on change-over to IFRS:

(i) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of Great Basin Gold Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of the Company’s financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS (continued)

(d)	Accounting policies (continued)

(i) Foreign currency translation (continued)

Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are retranslated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the statement of income are translated using the average exchange rates that reasonably approximate the exchange rate at the transaction date.

Items in the consolidated statement of financial position are translated into Canadian dollars at the closing exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar are recognized in a separate component of equity through other comprehensive income.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income.

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

(ii) Income taxes

Income taxes are recognized in the statement of income, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in earnings or equity, as the case may be, in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

12.	Transition to IFRS (continued)

(d)	Accounting policies (continued)

(ii) Income taxes (continued)

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than a business combination) that affects neither accounting profit nor taxable profit at the time of the transaction.

The Company is subject to assessments by various taxation authorities that may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including the outcomes of audits, appeals, or negotiated settlements. The Company account for such differences based on our best estimate of the probable outcome of these matters.

(e)	Financial statement presentation changes

The transition to IFRS resulted in the following financial statement presentation changes:

(i)	Property, plant and equipment consist of property, plant and equipment and mineral properties, previously presented as a separate line item on the statement of financial position.

(ii)	Other assets consist of reclamation deposits, previously presented as a separate line item on the statement of financial position.